
February 28, 2017

Curtis A. Morgan
President and Chief Executive Officer
Vistra Energy Corp.
1601 Bryan Street
Dallas, Texas 75201

Re: Vistra Energy Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 14, 2017
File No. 333-215288

Dear Mr. Morgan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2017 letter.

Capitalization, page 46

1. We note that the footnotes to this table generally explain the types of items that are included or excluded from the calculation of Total Funded Debt seen within this table. Please revise your footnotes to provide enough quantified detail about the included or excluded items that a reader can reconcile the debt amounts seen here to your pro forma financial statements or, if applicable, your historical financial statements.

Our Integrated Business Model, page 97

2. We note your response to comment 18. To the extent there are material risks related to your integrated model, please provide related risk factor disclosure and include a cross-reference here to the disclosure.

Executive Compensation

Annual Incentive Plan

Financial and Operational Performance Targets for 2016, page 127

3.   We note that you base your annual incentive bonus for named executive officers on certain financial and non-financial metrics including adjusted EBITDA, nuclear and coal available generation (GwH), and "total cost (O&M/SG&A/Capex)." Please revise your disclosure to provide a discussion of how EBITDA was calculated with an explanation of how the adjustments were calculated. Moreover, please disclose the target, threshold, and superior amount performance metric levels set by your compensation committee for each metric described on your scorecards and the performance levels your executive officers achieved in 2016. Please refer to Item 402(b)(1)(v) and Instruction 5 to Item 402(b) of Regulation S-K.

Individual Performance Modifier, page 128

4.   We note that the compensation committee considers "objective and subjective criteria" when analyzing the individual performance of named executive officers to determine a named executive officer's IPM. Please describe the elements of individual performance and/or contributions that are taken into account to determine the individual performance modifier. Please see Item 402(b)(2)(vii) of Regulation S-K.

5.   We note the formula for calculating a named executive officer's final annual cash incentive bonus and that the compensation committee approves an individual performance modifier for each executive officer in its sole discretion. Please discuss any discretion the compensation committee has in granting compensation absent attainment of relevant performance goal(s) or in reducing or increasing the size of the company's annual incentive bonus. Please see Item 402(b)(2)(vi) of Regulation S-K.

Director Compensation, page 137

6.   For each director, disclose by footnote whether the grant date fair value of each equity award was computed in accordance with FASB ASC Topic 718 and the aggregate number of stock awards outstanding at fiscal year-end. Please refer to Item 402(k)(2)(iii) of Regulation S-K and Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Interim Financial Statements for the Quarterly Periods Ended September 30, 2016 and 2015

Note 6. Impairment of Long-Lived Assets, page F-97

7.   Please refer to pro forma adjustment (v) as described on page 61 and your response to comment 24 and respond to the following:

- We note in your response to comment 24 that the undiscounted cash flows exceeded the carrying value of your Comanche Peak and Oak Grove assets by $11.2 billion at December 31, 2015; however, you were aware that the fair value was less than the carrying amounts and you expected a reduction in carrying amount when applying fresh-start reporting. Please tell us in more detail why the fair value of these facilities was less than the carrying amounts at December 31, 2015 and during the nine months ended September 30, 2016.

- Please tell us how you determined the fair value of your fixed assets, which we understand predominately consist of your Comanche Peak nuclear facility and Oak Grove lignite/coal fueled generation facility, upon your adoption of fresh-start reporting. In doing so, tell us whether a third party valuation expert was used and which valuation methods were used, as well as any significant assumptions.

- Assuming that you used a discounted cash flow methodology in determining the fair value of the Comanche Peak and Oak Grove facilities upon adoption of fresh-start reporting, please tell us the amount by which the undiscounted cash flows exceeded the carrying value at that time. If the amount significantly differs from the $11.2 billion calculated as of December 31, 2015, please provide us with a reasonably detailed explanation of the reasons for the change in the amount of cushion. In doing so, tell us whether any of the significant assumptions or the discount rate used in calculating future cash flows changed from the calculation performed as of December 31, 2015.

You may contact Yong Kim, Staff Accountant at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Adviser at (202) 551-6521, Jacqueline Kaufman, Attorney Adviser, at (202) 551-3797 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Stephanie Moore, General Counsel, Vistra Energy Corp.
        Bill Howell, Esq., Sidley Austin LLP